UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 139th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 19, 2016.

On February 19, 2016 at 08:30 a.m. at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, in the capital of the State of São Paulo, a meeting was held by the undersigned members of the Fiscal Board of Telefônica Brasil S.A. (“Company”). Also present were the Vice-President of Corporate Resources Mr. Bruno Gentil; the Finance and Collection Officer Mr. Rodrigo Rossi Monari; the Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant Mr. Carlos Cesar Mazur; the Investor Relations Officer Mr. Luis Carlos Plaster; the Investor Relations Manager Ms. Maria Tereza Ali Pelicano; the Corporate and Business Affairs Officer Ms. Carolina Simões Cardoso as the Meeting Secretary; as well as the representatives of Ernst & Young Auditores Independentes, Messrs. Ezequiel Rodrigues and Cassio Barbosa.

The following matters were discussed:

1.    Financial Statements, together with the Opinion of the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2015 (“Financial Statements”).

The Financial Statements for the fiscal year ended December 31, 2015 were analyzed by the Fiscal Board, as well as the Opinion of the Independent Auditors and the Annual Management Report, being provided the necessary clarifications by the Board e by the independent auditors, Ernst & Young Auditores Independentes. After analyzing the documents and information presented, the Fiscal Board issued a favorable opinion to the documents, according to which consider such documents and informations adequate and correct, issuing an opinion that will be filed at the Company's headquarters as Annex to these minutes.

2. Consideration of the Proposal for Capital Budget for the fiscal year ending on December 31, 2016.

The Proposal for Capital Budget for the fiscal year ending December 31, 2016 was analyzed by the Fiscal Board, being provided the necessary clarifications by the Board e by the independent auditors, Ernst & Young Auditores Independentes. After the analysis, the Fiscal Board issued a favorable opinion to the document, according to which consider such document adequate and correct, issuing an opinion that will be filed at the Company's headquarters as Annex to these minutes.

3. Proposal for Income Allocation for the fiscal year ended December 31, 2015.

The Proposal for Income Allocation for the fiscal year ended December 31, 2015 was analyzed by the Fiscal Board, being provided the necessary clarifications by the Board e by the independent auditors, Ernst & Young Auditores Independentes. After the analysis, the Fiscal Board issued a favorable opinion to the document, according to which consider such document adequate and correct, issuing an opinion that will be filed at the Company's headquarters as Annex to these minutes.

Minutes of the 139th Meeting of the Fiscal Board Pg. 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

No further business to be discussed the meeting was closed and these minutes drawn up. São Paulo, February 19, 2016. (signatures) Flávio Stamm – Fiscal Board Member; Cremênio Medola Netto - Fiscal Board Member; Charles Edwards Allen - Fiscal Board Member and Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that this is a faithful copy of the minutes of the 139th meeting of the Fiscal Board of Telefônica Brasil S.A., held on February 19, 2016, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

Minutes of the 139th Meeting of the Fiscal Board Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director